

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 2, 2009

Jon E. Bortz
President & Chief Executive Officer
Pebblebrook Hotel Trust
10319 Westlake Drive, Suite 112
Bethesda, Maryland 20817

> **Re:** **Pebblebrook Hotel Trust**
> **Amendment No. 2 to Registration Statement on Form S-11**
> **Filed November 25, 2009**
> **File No. 333-162412**

Dear Mr. Bortz:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment 1 in our letter dated November 23, 2009. The revisions made to your disclosure reference that "other hotel companies" also reduced dividends and capital investments. Please revise your disclosure on pages 3 and 45 to remove your reference to "other hotel companies" as you should present balanced disclosure about Mr. Bortz's leadership and track record with LaSalle Hotel Properties and not the track record of other hotel companies with which he had no affiliation.

Cover Page of Prospectus

2. Please revise to delete the names of the underwriters in the syndicate. Please note that only the names of the lead or managing underwriters should appear on the cover page. Please confirm that you will not include the names of the underwriters in the syndicate on the cover page in the final prospectus that you distribute to investors.

Risk Factors, page 11

"Failure of the lodging industry to exhibit improvement may adversely . . . ," page 12

3. We note your response to comment 2 in our letter dated November 23, 2009 and your revisions on pages 3, 12 and 45. On page 12, you state that you "believe that when the U.S. economy begins to stabilize and generate positive GDP growth, transient and group travel is likely to rebound, allowing hotel owners to grow occupancy . . . leading to increasing average daily rates." This is mitigating language. Generally, you should limit your Risk Factors section to an identification and brief description of each material risk. Please revise to remove the mitigating language from this risk factor.

Item 36. Financial Statements and Exhibits, page II-2

4. We note that you have identified the individuals who will serve on your board of trustees upon the closing of this offering. Please file the consents of these individuals pursuant to Rule 438 of Regulation C or advise.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573, or Kevin Woody, Accounting Branch Chief, at (202) 551-3629, if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin, Attorney-Advisor, at (202) 551-3391 or me at (202) 551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: David C. Wright, Esq.
    Hunton & Williams, LLP
    Via facsimile (804) 788-8218